Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Semi-Annual Dividend

Toronto, Ontario (September 30, 2013) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that as part of the Company’s long-term strategy to maximize shareholder value, the Company’s Board of Directors has declared a semi-annual dividend of US$0.10 per common share. The dividend is payable on October 31, 2013 to shareholders of record as of the close of business on October 15, 2013. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

This represents the Company’s 8th consecutive semi-annual dividend and once again demonstrates its commitment to returning value to shareholders. Including the current dividend, the Company has paid a total of $71.1 million in dividends to shareholders over the past four years.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of sustainable development. Alamos has approximately $430 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of September 30, 2013, Alamos had 127,708,986 common shares outstanding (138,248,848 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Manager, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.